                                                                     EXHIBIT 12

                        AMERICAN DENTAL PARTNERS, INC.

               COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                         (IN THOUSANDS, EXCEPT RATIOS)

                                            YEARS ENDED          NINE MONTHS
                                            DECEMBER 31,     ENDED SEPTEMBER 30,
                                           ----------------- -------------------
                                            1996       1997    1997      1998
                                           -------    ------ --------- ---------
EARNINGS:
Earnings (loss) before income taxes......  $(2,443)   $1,194 $     745 $   4,036
Add: Fixed charges.......................       44       865       426     1,086
                                           -------    ------ --------- ---------
Earnings (loss) before income taxes, as
 adjusted................................  $(2,399)   $2,059 $   1,171 $   5,122
                                           =======    ====== ========= =========
FIXED CHARGES:
Interest expense, including amortization
 of debt expenses........................  $    18    $  674 $     283 $     931
Estimated interest factor of non-
 reimbursed rental expense (approximately
 1/3 of non-reimbursed rental expense)...       26       191       143       155
                                           -------    ------ --------- ---------
Total fixed charges......................  $    44    $  865 $     426 $   1,086
                                           =======    ====== ========= =========
Ratio of earnings to fixed charges.......      N/A(1)    2.4       2.7       4.7
                                           =======    ====== ========= =========

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(1) Earnings before income taxes plus fixed charges were insufficient to cover fixed charges for the year ended December 31, 1996 by $2,399,000.